December 17, 2014

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:Tom Kluck, Branch Chief

Kim McManus, Staff Attorney

Re: GTJ REIT, Inc.

Form 10-K for Fiscal Year Ended

December 31, 2013

Filed March 24, 2014

File No. 333-136110

Dear Mr. Kluck:

The purpose of this letter is to provide the Company’s responses to the December 10, 2014 comment letter (the “Comment Letter”) to Paul Cooper, Chief Executive Officer, GTJ REIT, Inc. (the “Company”).  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses.

Item 2. Properties, page 18

1.In future Exchange Act periodic reports, please disclose the total square footage covered by expiring leases in the table on page 19 or advise.

Response:The Company undertakes to include the total square footage covered by expiring leases in its future filings, commencing with the Annual Report on Form 10-K for the period ended December 31, 2014 to be filed in 2015 (the “2014 10-K”).

Item 5.  Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities, page 21.

Distributions, page 21

2.In future Exchange Act periodic reports, please provide separate disclosure showing cash coverage and earnings coverage of distributions for the last fiscal year, as well as any stub period in a Form 10-Q.  Highlight the relationship between total distributions paid, and cash flow from operations showing the source of any shortfall.  In addition, show the relationship of the total distributions paid and earnings, net income or FFO.  To the extent there is a shortfall in either cash flow from operations coverage or FFO full fiscal year or stub coverage, please specify the percentage coverage in a risk factor related to dividend coverage.

Response:The Company undertakes to include the above-referenced information under Item 5 of the 2014 10-K as well as subsequent periodic filings, as may be applicable.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers, page 22

3.Your Statement of Cash Flows indicates that the Company repurchased common stock in fiscal 2013 for $115,000.  Please tell us if this represents the purchase of 28,760 shares from a former employee as described on page 22.  In future Exchange Act periodic reports, please disclose the purchase price of shares purchased by the issuer.

Response:The repurchase amount of $115,000 referenced in the Statement of Cash Flows refers to the payment for the 28,760 shares of the Company’s common stock (referenced on p. 22 of the filing) by the Company pursuant to the terms of the Severance Agreement and General Release dated as of February 22, 2013 by and between the Company and David J. Oplanich, the Company’s former Chief Financial Officer. The Company disclosed this severance arrangement in its Current Report on Form 8-K filed with the SEC on February 22, 2013. The Company undertakes to disclose the purchase price of shares purchased, if any, in its future periodic filings.

Item  7.  Management’s  Discussion  and  Analysis  of  Financial  Condition  and  Results  of Operations, page 22

4.On page 18 you state that substantially all of your leases are net or ground leases under which the tenant, in addition to its rental obligation, typically is responsible for expenses attributable to the operation of the property, such as real estate taxes and operating costs. In future Exchange Act periodic reports, please explain how management evaluates and monitors tenant credit quality.

Response:The Company undertakes to provide additional disclosures with respect to the management’s evaluations and monitoring of tenant credit quality in the 2014 10-K as well as subsequent periodic filings, as may be applicable.

Funds from Operations and Adjusted Funds from Operations, page 28

5.In future Exchange Act periodic reports, please revise your disclosure to discuss Core FFO including why it is useful. Also in future filings, please expand your disclosure regarding AFFO to state why it is useful.

Response:The Company undertakes to provide additional disclosures with respect to the   usefulness of the Core FFO and AFFO measures in the 2014 10-K as well as subsequent periodic filings, as may be applicable.

Item 13. Certain Relationships, Related Transactions, and Director Independence, page 63

6.You state that Lighthouse Sixty, LP, of which Paul Cooper and Louis Sheinker are managing members of the general partner, has a lease expiring in 2020 for office and storage space at an initial base rent of approximately $234,000.  Please tell us how you determined that the company should disclose only the initial base rent rather than the aggregate amount of lease payments based on Instruction 3(a) to Item 404(a) of Regulation S-K.

Response:The Company has reviewed Instruction 3(a) to Item 404(a) of Regulation S-K and understands the need for providing additional information referenced in the staff comment.  Such aggregate amount of lease payments (in accordance with the Instruction) is $1,838,825.  The Company will provide such additional information in the 2014 10-K.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

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Please feel free to contact the undersigned at (516) 693-5500 or PCooper@gtjreit.com with any questions.

Very truly yours,

/s/Paul Cooper_____

Paul Cooper

Chief Executive Officer

Cc: Louis Sheinker, President and COO

Ben Zimmerman, CFO

F. Alec Orudjev, Esq., Schiff Hardin LLP